U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



                                                         SEC FILE NUMBER 0-15885


                                                         CUSIP NUMBER 63563D-504



[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form
10-QSB [ ] Form N-SAR For Period Ended:   June 30, 1997
                                        ------------------------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:................................................
________________________________________________________________________________
  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:...Not Applicable
 ........................................................
 ........................................................

________________________________________________________________________________
PART I -- REGISTRANT INFORMATION
________________________________________________________________________________

         Full Name of Registrant ......National Datacomputer, Inc. .............
         Former Name if Applicable

         ..Not Applicable.......................................................

         Address of Principal Executive Office (Street and Number)

         ..900 Middlesex Turnpike, Building 5, Billerica, MA  01821.............
                  City, State and Zip Code

________________________________________________________________________________
PART II -- RULES 12B-25(B) AND (C)
________________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
________________________________________________________________________________
PART III -- NARRATIVE
________________________________________________________________________________
State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         The Registrant is unable to file its Quarterly Report on Form 10-QSB for the period ended June 30, 1997 in a timely manner because the Registrant's Controller, who is charged with the primary responsibility for preparing the Report and its supporting schedules, was unavailable during the period that the Report was to be reviewed and finalized. The Registrant's Controller was traveling and therefore unable to complete the Report and its underlying schedules quickly enough to permit a timely filing.

                                                 (Attach Extra Sheets if Needed)







________________________________________________________________________________
Part IV -- Other Information
________________________________________________________________________________

         (1) Name  and  telephone number of  person to contact in regard to this
notification....Gerald S. Eilberg .................(508)...663-7677.............
                     (Name)                  (Area Code)   (Telephone Number)

         (2) Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [X] Yes           [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [X] Yes           [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Attachment A, which is incorporated herein by reference.

 ..........................National Datacomputer, Inc...........................
                  (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date...August 13, 1997........        By:../s/ Gerald S. Eilberg......
                                      Gerald S. Eilberg
                                      Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

________________________________________________________________________________
                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
________________________________________________________________________________
T3/610214.1

                              GENERAL INSTRUCTIONS
         1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ('232.201 or '232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ('232.13(b) of this chapter).


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                                  ATTACHMENT A
                                       TO
                                   FORM 12B-25
                                       FOR
                           NATIONAL DATACOMPUTER, INC.


PART IV - OTHER INFORMATION

Item 3 - Change in Results of Operations.

         The Registrant currently anticipates that the earnings statements to be included in its Quarterly Report on Form 10-QSB for the six month period ended June 30, 1997 (the "First Half of 1997") will reflect a net loss of approximately $837,000 on net sales of approximately $2,725,000, as compared to a net loss of approximately $579,000 on net sales of approximately $2,964,000 for the six month period ended June 30, 1996 (the "First Half of 1996"). The increase in the net loss of approximately $258,000 from the First Half of 1996 to the First Half of 1997 is primarily attributable to (i) an increase in research and development expenses of approximately $176,000, and (ii) an increase in selling, general and administrative expenses of approximately $94,000.


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